UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update regarding hearing with the Nasdaq Hearings Panel

As previously announced on May 23, 2024, Selina Hospitality PLC (the “Company”) had received a notice (the “Additional Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”), dated May 20, 2024, informing the Company that the Company was delinquent in filing its Form 20-F for the year ended December 31, 2023, that the delinquency (the “Reporting Delinquency”) served as an additional basis for delisting the Company’s securities from The Nasdaq Stock Exchange, and that the Company had seven days, or until May 28, 2024, to request an additional stay beyond the standard 15 calendar-day period. This request was made on May 28, 2024.

The Company already had requested a hearing with the Nasdaq Hearings Panel regarding a previous notice of delisting determination, provided by the Nasdaq staff pursuant to Listing Rule 5810(c)(3)(A)(iii) due to the Company’s ordinary shares trading below $0.10 for 10 consecutive trading days (the “Low Price Stock Requirement”) following the Company’s violation of Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) resulting from the bid price of the Company’s listed securities closing at less than $1.00 per ordinary share over a period of 30 consecutive business days, and the hearing has been scheduled for June 4, 2024. In light of this, on May 29, 2024 the Company was notified that the Nasdaq Hearings Panel had granted the Company’s request to extend the automatic 15-day stay of suspension, which originally was set to end on June 12, 2024, pending the conclusion of the hearing and a final determination by the Hearings Panel regarding the Company’s listing status.

The Company has submitted to the Hearings Panel a proposed compliance plan to address the Reporting Delinquency and delinquencies relating to the Low Price Stock Requirement and Minimum Bid Price Requirement, and the Hearings Panel has decided to maintain the status quo of the Company’s securities pending the hearing, so that a final decision about the Company’s listing can be made on a full and complete record at that time.

There can be no assurances about the outcome of the hearing with the Hearings Panel and the Company will provide a further update on this matter in due course. In the event the Hearings Panel determines to proceed with the delisting of the Company’s securities from The Nasdaq Stock Exchange, the securities may continue to trade on one of the Over-the-Counter Bulletin Board markets administered by the OTC Markets Group Inc., including the OTCQX Best Market, the OTCQB Venture Market, or the Pink Open Market.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: June 3, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary